July 19, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Aegon N.V. (to be Renamed and Converted into Aegon Ltd.)

Registration Statement on Form F-4

File No. 333-273041

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the above-referenced Registration Statement on Form F-4 be accelerated so that it will become effective at 3:00 p.m. Eastern Daylight Time on July 21, 2023 or as soon thereafter as is practicable. Please contact A. Peter Harwich of Latham & Watkins LLP, United States counsel to the registrant, at +1 (212) 906-1899 or in his absence, Paul M. Dudek of Latham & Watkins LLP at +1 (202) 637-2377, if you have any questions or concerns regarding this matter.

Sincerely,

Aegon N.V.

By:	/s/ Matthew J. Rider
Name:	Matthew J. Rider
Title:	Chief Financial Officer